FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 3, 2008

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A.

PETROBRAS ENERGIA PARTICIPACIONES S.A.

Petrobras Energia Paticipaciones S.A. informs the following, regarding Petrobras Energia S.A.´s Executive Officers:

ACCEPTANCE OF RESIGNATION AS DIRECTOR OF GAS AND ENERGY AND APPOINTMENT OF NEW DIRECTOR OF GAS AND ENERGY

João Ferreira Bezerra de Souza submitted a letter of resignation from his position as Director of Gas and Energy, effective April 1, 2008, stating that he has been appointed to hold a senior management position at Petróleo Brasileiro S.A. – Petrobras. João Ferreira Bezerra de Souza was appointed Director of Gas and Energy of the Company on January 30, 2006, as evidenced by Minutes No. 2371, transcribed to the relevant Book.

Therefore, a motion was made to appoint Claudio Fontes Nunes as Director of Gas and Energy, effective April 1, 2008 and it was expressly stated that the Director so appointed shall directly report to the Board of Directors under section 270 of the Business Associations Law, being responsible before the Company and third parties for the performance of his duties.

Claudio Fontes Nunes (52), currently serving as Director of Corporate Services, graduated in Civil Engineering specialized in Hydraulic Works from Universidade do Rio de Janeiro. He specialized in Petroleum Engineering at Petrobras and is a graduate of the Advanced Management Program at Harvard University. He joined Petrobras in 1980 and was in charge of Well Evaluation Operations, Project Analysis, Contracts, Production Engineering, Engineering and Health, Safety and Environment.

The motion was submitted to the consideration of the meeting and the same was approved by those present thereat.

APPOINTMENT OF DIRECTOR OF CORPORATE SERVICES

Since Claudio Fontes Nunes was appointed Director of Gas and Energy, as from April 1, 2008 he will cease to serve as Director of Corporate Services.

For that reason, a motion was made to appoint Miguel Ángel Bibbó as Director of Corporate Services, effective April 1, 2008 and it was expressly stated that the Director so appointed shall directly report to the Board of Directors, under section 270 of the Business Associations Law, being responsible before the Company and third parties for the performance of his duties.

Miguel Ángel Bibbó (52) graduated in Chemical Engineering from Universidad Nacional del Sur (Bahía Blanca, Argentina) and received a Doctor’s Degree in Chemical Engineering (Ph.D.) from the Massachusetts Institute of Technology in Cambridge, United States. He joined Petrobras in 1990 and has performed as Executive Manager of Petrochemicals since 2005. He has held several senior management positions such as: Technical Assistance Manager at Petroquímica Cuyo S.A., General Manager of PASA Petroquímica Argentina S.A. and Country Manager at Petrobras Energía Venezuela S.A.

The motion was submitted to the consideration of the meeting and was unanimously approved by those present thereat.

www.petrobras.com.ar

(54-11) 4344-6655

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 03/04/2008

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney